FloraLife® A division of Smithers-Oasis Company | Press Release

For immediate release:

SMITHERS-OASIS ENTERS INTO EXCLUSIVE TECHNOLOGY EVALUATION AGREEMENT WITH FLORASCENTIALS

WALTERBORO, S.C. – September 2019 – FLORALIFE®, a division of Smithers-Oasis Company, a worldwide leader in providing solutions throughout the plant and flower journey from propagation to presentation, has entered into an exclusive technology evaluation agreement with FloraScentials, Inc., a company developing products to restore fragrance to cut flowers. With this agreement, Smithers-Oasis will have first rights to evaluate and enter into a commercial transaction for intellectual property and products developed by FloraScentials.

FloraScentials uses an innovative, yet simple, solution to develop products containing safe, proprietary and nonfragrant ingredients that are added to the water of cut flowers to restore fragrance. Many cut flowers, such as roses, lack fragrance due to breeding efforts by growers to enhance longevity and increase the number of varietals.

"Smithers-Oasis is pleased to enter into this partnership with FloraScentials," said Jim Daly, vice president, FLORALIFE®, Global Grower and Research. "FloraScentials is using a rationale, scientific approach to develop products that address largely unmet needs and markets in the floriculture industry. Currently, there are no products on the market that can restore fragrance to cut flowers."

"We are very pleased to enter into this agreement with Smithers-Oasis, the leading global provider of products for the floriculture industry," said Randy Weiss, Ph.D., CEO, President and Chief Scientific Officer for FloraScentials. "Smithers-Oasis has extensive experience in floriculture and with its support we believe that we can bring new products to the market to satisfy consumers' desire for fragrant cut flowers."

About Smithers-Oasis

Smithers-Oasis' global expertise of the plant and flower business stretches from propagation to presentation. With locations in 20 countries and resources around the world, Smithers-Oasis manufactures floral foam products, postharvest products, growing media and flower arranging supplies for the floriculture industry. OASIS® and FLORALIFE® are two of the company's most recognized brands founded in 1954 and 1938, respectively. With more than 60 years of experience with foaming technology, Smithers-Oasis also develops specialty foams for a wide variety of applications including packaging, impression, absorption and molding. The company's driving purpose is "to help people express and experience emotion by



adding value to flowers and plants." Smithers-Oasis, a privately-owned company, is headquartered in Kent, OH, USA.

About FloraScentials, Inc.
FloraScentials, Inc. was founded in 2018 by Exeteur Group, LLC, a venture development firm based in St. Louis, Mo. FloraScentials applies state-of-the-art analytical technology along with expertise in fragrance detection as part of its product development program. FloraScentials' primary mission is to "restore fragrance to nonfragrant cut flowers to increase consumer appreciation and satisfaction." FloraScentials, Inc., a Delaware Corporation, is headquartered in St. Louis, Mo.

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